Exhibit 4.20

English Summary of Put Option Agreement between Companhia Energética de Minas Gerais — CEMIG and Enlighted Partners Venture Capital LLC

On March 24, 2010, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”) entered into a put option contract for sale of shares (the “Put Option”) with Enlighted Partners Venture Capital LLC (“Enlighted Partners”), a Delaware limited liability company, under which CEMIG granted Enlightened Partners an option to sell to CEMIG the share units of LUCE Investment Fund (“LUCE Fund”), a Delaware Statutory trust, which owns 75% of the share units in Luce Brasil Fundo de Investimento em Participações, with headquarters in the City and State of Rio de Janeiro, which in turn is the indirect holder, through Luce Empreendimentos e Participações S.A., of 26,576,149 common shares in Light S.A. (“Light”), representing approximately 13.03% of the total and voting capital of Light.

The price of the share units of LUCE Fund, in the event the Put Option is exercised, is US$340,455,675, plus interest equivalent to 11% per year from December 1, 2009, and from this amount will be deducted any dividends or interest on equity paid or declared by Light as from December 1, 2009 up to the exercise date of the Put Option, in case it is exercised.  The price of the shares is equivalent to R$588,750,000.00 at the exchange rate of December 1, 2009.

The Put Option may be exercised at any time during the period from October 1 through October 6, 2010 and its exercise shall create an obligation upon CEMIG to acquire, or indicate a third party that shall acquire, the totality of the share units of LUCE Fund.

The Put Option contains representations and warranties and covenants of CEMIG and Enlightened Partners. Final closing of this transaction is conditional upon certain contractually established requirements being met, and also approval by the National Electricity Agency (“ANEEL”); the Administrative Economic Defense Council (CADE); the Brazilian Development Bank (BNDES); and, where necessary, the other financing agents of and debenture holders of Light and its subsidiaries.